Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

October 28, 2013

United States Securities and Exchange Commission

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Pernix Group, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 17, 2013

File No. 333-92445

Dear Era Anagnosti,

We have received your email dated October 24, 2013 in reference to the subject noted above. In addition to providing the Company’s responses to your comments, we have prepared Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A with changes marked from our  Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filing dated October 17, 2013. Below please find our response to your comments.

SEC Comment #1:

PRE 14A

General

1. We note that you have not submitted a marked copy of the amendment to indicate the changes from the preliminary proxy statement filed on October 3, 2013. Please ensure that you file with your next amendment a marked copy in compliance with Exchange Act Rule 14a-6(h).

Pernix Group’s Response:

We note your comment and in connection with this filing will submit a marked copy of the Amendment No. 2 in accordance with Rule 14a-6(h). Thank you for your comment.

SEC Comments #2 through #4:

PRE 14A

Item 4. Proposal to Update the Existing Registration Statement on Common Shares, page 21

2. We note your response and revised disclosures in response to comment one in our letter dated October 16, 2013. Based on your response, it appears that the filing of the new registration statement is being made solely to replace the existing registration statement which expires on May 2014. If true, please simplify your disclosures to clearly communicate this action to the shareholders, state that no shares under the existing registration statement have been sold and that you will be registering the same number of shares covered by the existing registration statement, and highlight the change related to the offering price for the shares being offered for sale by the company.

3. Since you intend to register up to 5 million shares of common stock in a direct offering, the same number currently registered under the existing registration statement, please revise your disclosure stating that you may potentially reduce this number as ambiguous.

4. You also disclose that if this action is not approved by the shareholders, the company will not de-register the securities covered by the existing registration statement and will not file the new registration statement. Please expand your disclosure to discuss the negative effects resulting from the expiration of the existing registration statement.

Pernix Group’s Response to comments 2 - 4:

The filing of the new registration statement is not being made simply to replace the existing registration statement which expires in May 2014. The new registration statement differs from the current registration statement in that the Company is contemplating registering up to 5,000,000 fixed price shares to be sold in a primary offering but the exact number of shares to be registered and the fixed price at which to register the shares have not yet been determined but will be determined on or before May 1, 2014.The existing registration statement is a primary offering of exactly 5,000,000 shares at a fixed price of $5 per share. We have clarified the disclosures to state that no shares under the existing registration statement have been sold and that we will determine on or before May 1, 2014 both the exact number of fixed price offering shares to be registered in the new registration statement as well as the price. In addition to accomplishing the aforementioned objectives, the new registration statement will update the current registration statement as it pertains to the 6,245,585 secondary offering shares. The revised disclosure reads as follows in Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filing dated October 17, 2013.

ITEM 4.

PROPOSAL TO DEREGISTER THE SHARES ON THE EXISTING REGISTRATION STATEMENT AND FILE A NEW REGISTRATION STATEMENT THAT WILL REGISTER UP TO 5,000,000 SHARES TO BE SOLD IN A PRIMARY OFFERING AT A FIXED PRICE TO BE DETERMINED ON OR BEFORE MAY 1, 2014 AND TO RE-REGISTER 6,245,585 SHARES TO BE SOLD BY EXISTING SHAREHOLDERS

The Board of Directors proposes that the shareholders authorize the deregistration of the shares on the Company’s existing Registration Statement Form S-1 with the United States Securities and Exchange Commission (SEC) and file a new Registration Statement Form S-1.  The Board of Directors is proposing and recommends that the shareholders approve the deregistration of the shares on the existing Registration Statement and the filing of a new Registration Statement to accomplish three objectives:  First, to register up to 5,000,000 primary offering shares.  No primary offering common shares registered under the existing registration statement have been sold. The exact number of shares to be registered under the new registration statement is yet to be determined and will be determined by the Company on or before May 1, 2014 and that number may be lower than the 5,000,000 primary offering shares currently registered.  Second, to reduce the fixed offering price on the primary offering shares.  The exact fixed offering price to be used for the new registration of the primary offering common shares is yet to be determined and will be determined by the Company on or before May 1, 2014.  Third, to re-register 6,245,585 secondary offering shares because the current registration statement expires in May 2014.  These secondary offering shares to be re-registered may be resold from time to time by the selling stockholders or their permitted transferees, distributees, donees, pledges, assignees or other successors in interest.

In the event that this proposal is not approved by the shareholders, the Company will not deregister the current Registration Statement on Form S-1 and the Company will not register the related Common Shares under a new Registration Statement at this time but may seek approval to do so in the future.  If the existing registration statement expires, the Company may be unable to raise funds from the sale of registered shares, thereby limiting the Company’s financing sources to cash flow from operations coupled with private placement equity and debt financing most likely primarily from our existing major shareholders, Ernil Continental Sa BVI and Halbarad Group Ltd., BVI.  Management believes in the absence of significant unanticipated cash demands, current and forecasted cash flow from our operations, combined with the support of the existing major shareholders, if necessary, will provide sufficient funds to meet anticipated general corporate purposes and operating cash requirements.

The expiration of the existing registration statement may also reduce the liquidity and market price of common stock as the May 2014 expiration date of the current registration statement approaches.

The Board of Directors recommends a vote “FOR” the approval to update the Registration Statement as described above.

SEC Comment #5-6:

PRE 14A

Item 5. Proposal to Approve the Increase of Authorized Preferred Stock Form 500,000 shares to 2,000,000 shares and approval of Increase in Designation of Series Cumulative Convertible Preferred Stock from 100,000 to 1,600,000, page 21

5. We note your revised disclosure in response to comment two of our letter dated October 16, 2013; however, you have not revised your disclosure as well as the descriptive heading to state that you are seeking shareholder approval to amend the certificate of incorporation and certificate of designation to increase the authorized Preferred stock from 5,000,000 shares to 2,000,000 shares, and to increase Series A preferred stock from 100,000 to 1,600,000 shares. Please revise your disclosures accordingly and make conforming changes to the proxy card and notice.

6. Refer to Appendix C attached to the proxy statement. Based on the certificate of amendment to the restated certificate of incorporation attached as Appendix A to the Definitive Information Statement on Schedule 14C filed on October 16, 2012, the total number of currently authorized shares appears to be 20,500,000. Following our review of Appendix C, it appears that you are amending your certificate of incorporation to also have the authority to issue 22,000,000 shares rather than 20,500,000. Please advise, or otherwise revise the relevant portions of the proxy statement, including the proxy card, to properly describe this element of your certificate of incorporation which is being amended.

Pernix Group’s Response:

5. We have amended our disclosure, the heading and the proxy card to include that we are seeking shareholder approval to amend the certificate of incorporation and certificate of designation to increase the authorized Preferred stock from 500,000 shares to 2,000,000 shares, and to increase Series A preferred stock from 100,000 to 1,600,000 shares. Please see the amended filing for the revised disclosures.

6. We have revised our proxy statement disclosure and proxy card to properly describe the increase in the total number of authorized shares from 20,500,000 to 22,000,000. Please see the amended filing for the revised disclosures.

The Company appreciates your comments and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that the Securities and Exchange Commission staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please let us know if you have any further questions or concerns.

Best Regards,

Pernix Group, Inc.

(Registrant)

Dated: October 28, 2013	/s/ Nidal Z. Zayed
Nidal Z. Zayed
President and Chief Executive Officer

/s/ Gregg Pollack
Gregg Pollack
Vice President Administration and Chief Financial Officer

/s/ Carol Groeber
Carol Groeber
Controller and Principal Accounting Officer

Cc: Asia Timmons-Pierce,

Staff Attorney.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631